Exhibit 99.3

RYB EDUCATION, INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RYB)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 20, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of RYB Education, Inc. (the “Company”) will be held at 30/F, China World Office 2, No.1 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China at 9:00 a.m. (local time) on December 20, 2019. No proposal will be submitted for shareholder approval at the AGM.  Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 29, 2019 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.001 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.rybbaby.com/, or by writing to Investor Relations Department, RYB Education, Inc., 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China, or by sending an email to ir@rybbaby.com.

By Order of the Board of Directors,
RYB EDUCATION, INC.

/s/ Chimin Cao
Chimin Cao
Chairman of the Board of Directors

Beijing, China,

November 19, 2019